

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2017

Brian A. Jenkins
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, Texas 75220

Re: **Dave & Buster's Entertainment, Inc.**
Form 10-K for Fiscal Year Ended January 31, 2016
Filed March 29, 2016
File No. 001-35664

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2016

Item 1. Business
Store model generates favorable store economics and strong returns, page 7

1. Please define "cash-on-cash returns" and how you compute it.

2. On page 7 and elsewhere you refer to the non-GAAP measures "Adjusted EBITDA" and "Store-level EBITDA." Please disclose with equal or greater prominence the comparable GAAP measure to these measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

3. We note your presentation of "store-level EBITDA." In order to avoid the impression that this is a company-wide measure of profit, please revise to retitle the measure to "store level operating income" or "store level profit." Additionally, please revise to reconcile

this measure to the most comparable GAAP measure which we believe is operating income.

Management's Discussion and Analysis
Non-GAAP Financial Measures, page 39

4.   You disclose in this section that "Adjusted EBITDA" provides useful information to investors regarding your capacity to incur and service debt and fund capital expenditures, it is approximately equal to "EBITDA" defined in your credit facility and its presentation is consistent with that reported to your lenders to allow for leverage-based assessments. In this context, it appears "Adjusted EBITDA" represents a liquidity measure. Please additionally reconcile "Adjusted EBITDA" to the comparable GAAP liquidity measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure